EXHIBIT 99.30

                                                           FOR IMMEDIATE RELEASE

Contact: Beacon Hill Partners, Inc.
         (212) 843-8500

     November 13, 1996 -- High River Limited Partnership ("High River"), a Delaware limited partnership affiliated with Carl C. Icahn, confirmed today that, in connection with its offers to purchase any and all limited partnership Units of McNeil Real Estate Fund XV, Ltd. ("McNeil XV"), McNeil Real Estate Fund XX, L.P. ("McNeil XX"), McNeil Real Estate Fund XXIV, L.P. ("McNeil XXIV"), McNeil Real Estate Fund XXV, L.P. ("McNeil XXV"), McNeil Real Estate Fund XXVI, L.P. ("McNeil XXVI") and McNeil Real Estate Fund XXVII, L.P. ("McNeil XXVII") (collectively, the "Partnerships"), the purchase price per Unit for each of these Partnerships will be reduced by the amount of a distribution made by each Partnership on or about August 30, 1996. The Offers to Purchase, dated September 20, 1996, as amended, relating to the High River offers provide that the purchase price will be reduced by the amount of any distributions declared or made by the Partnerships between August 15, 1996 and the date of payment of the purchase price.

     After giving effect to such reductions: Limited Partners of McNeil XV tendering to High River will receive $100.24 per Unit; Limited Partners of McNeil XX tendering to High River will receive $170.38 per Unit; Limited Partners of McNeil XXIV tendering to High River will receive $268.13 per Unit; Limited Partners of McNeil XXV tendering to High River will receive $0.252 per Unit; Limited Partners of McNeil XXVI tendering to High River will receive $0.092 per Unit; and Limited Partners of McNeil XXVII tendering to High River will receive $5.62 per Unit.

     The High River offers will expire at 12:00 midnight, New York City time, on Friday, November 22, 1996.